# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equity Commonwealth, CIK 0000803649
CUSIP: 294628102
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: Two North Riverside Plaza, Suite 2000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000176
Filed by CIK 0001524362

## Reporting persons
- Indaba Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,403,411; sole dispositive power 0; shared dispositive power 8,403,411; aggregate amount beneficially owned 8,403,411 (7.8% of the class)
- IC GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,403,411; sole dispositive power 0; shared dispositive power 8,403,411; aggregate amount beneficially owned 8,403,411 (7.8% of the class)
- SCHRIER DEREK C: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,403,411; sole dispositive power 0; shared dispositive power 8,403,411; aggregate amount beneficially owned 8,403,411 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Equity Commonwealth
Address of issuer's principal executive offices: Two North Riverside Plaza, Suite 2000, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly on behalf of: (i) Indaba Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), (ii) IC GP, LLC, a Delaware limited liability company, and the Investment Manager's sole general partner ("IC GP"), and (iii) Derek C. Schrier, a United States citizen and the Managing Member of IC GP (the "Managing Member" and, collectively with the Investment Manager and IC GP, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129.
Citizenship: The Investment Manager is a Delaware limited partnership, IC GP is a Delaware limited liability company, and the Managing Member is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Persons beneficially owned the Common Shares of Beneficial Interest, $0.01 par value per share ("Common Shares"), referenced in Item 9 of the cover page pertaining to each Reporting Person and such Item 9 disclosure is incorporated herein by reference.

The Common Shares beneficially owned by the Reporting Persons are directly held by Indaba Capital Fund, L.P. (the "Fund"), a private investment fund for which the Investment Manager serves as investment manager. Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the Common Shares directly held by the Fund to the Investment Manager.
Percent of class:
Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

Such percentage disclosed in Item 11 of the cover page pertaining to each Reporting Person is based on 107,751,132 Common Shares outstanding as of March 31, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Indaba Capital Management, L.P.: /s/ Derek C. Schrier, Derek C. Schrier / Managing Member of IC GP, LLC, its general partner (05/15/2025)
- IC GP, LLC: /s/ Derek C. Schrier, Derek C. Schrier / Managing Member (05/15/2025)
- SCHRIER DEREK C: /s/ Derek C. Schrier, Derek C. Schrier / Self (05/15/2025)